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                            June 17, 2024

       Devin Nunes
       Chief Executive Officer
       Trump Media & Technology Group Corp.
       401 N. Cattlemen Rd., Ste. 200
       Sarasota, FL 34232

                                                        Re: Trump Media &
Technology Group Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 14, 2024
                                                            File No. 333-278678

       Dear Devin Nunes:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       The terms of a license agreement..., page 47

   1. We note your response to prior comment 5. Please revise the header of this risk factor to clarify that the
license agreement provides sole discretion to President Donald J. Trump regarding whether he
must post on Truth Social before other social media platforms, and that the Company lacks
any meaningful remedy if it disagrees. Please also revise the body of your risk factor to
provide, as an example, the June 2024 video posts to a Company competitor platform.
 Devin Nunes
FirstName  LastNameDevin
Trump Media   & TechnologyNunes
                           Group Corp.
Comapany
June       NameTrump Media & Technology Group Corp.
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
       Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Jon Talcott